EXHIBIT A
to Subscription Agreement
Form of Noteholders Agreement

EUROSITE POWER INC.

4% SENIOR CONVERTIBLE NOTES DUE 2018

(guaranteed on a subordinated basis by American DG Energy Inc.)

NOTEHOLDERS AGREEMENT

DATED AS OF April 15, 2014

{B1711012; 2}

NOTEHOLDERS AGREEMENT (this "Agreement"), dated as of April 15, 2014, among EuroSite Power Inc., a Delaware corporation (the "Company"), American DG Energy Inc., a Delaware corporation, as guarantor (the "Guarantor"), and the holders of the Company's 4% Senior Convertible Notes due 2018 as set forth on the list of Holders attached to this Agreement as **Schedule 1** (such notes, as amended or supplemented from time to time, the "Notes," each a "Note," and such holders, the "Holders").

It is agreed as follows:

ARTICLE I
DEFINITIONS

SECTION 1.1 DEFINITIONS.

"Affiliate" means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control", when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agreement" has the meaning given such term in the first paragraph of this Agreement.

"Applicable Conversion Price" means $1,000 divided by the Applicable Conversion Rate.

"Applicable Conversion Rate" means, at the time any determination thereof is to be made, the Initial Conversion Rate as adjusted pursuant to Section 3.6.

"Bankruptcy Law" means Title 11 of the United States Code (or any successor thereto) or any similar federal or state law for the relief of debtors.

"Board of Directors" means either the board of directors of the Company or any committee of the Board of Directors authorized to act for it with respect to this Agreement.

"Business Day" shall have the same meaning as Trading Day.

"Capital Stock" means (a) in the case of a corporation, corporate stock, (b) in the case of an association or business entity, shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (d) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distribution of the assets of, the issuing person.

"Cash" means such coin or currency of the United States as at any time of payment is legal tender for the payment of public and private debts.

"Certificate of Transfer" has the meaning given such term in Section 2.2.

"Closing Price of the Common Stock" on any date means the last reported sales price or, in case no such reported sale takes place on such date, the average of the reported closing bid and ask prices on the principal trading market for the Common Stock. If no such prices are available, the current market price per share shall be the fair value of a share of Common Stock as determined in good faith by the Board of Directors.

"Common Stock" means the common stock of the Company as it exists on the date of this Agreement, and any shares of any class or classes of capital stock of the Company resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company and which are not subject to redemption by the Company; provided, however, that if at any time there shall be more than one such resulting

class, the shares of each such class then so issuable on conversion of Notes shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

"**Company**" means the party named as such in the first paragraph of this Agreement until a successor **replaces it pursuant to the applicable provisions of this Agreement, and thereafter** "Company" shall mean such successor Company.

"**Conversion Date**" has the meaning given such term in Section 3.2.

"**Custodian**" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

"**Default**" or "**default**" means, when used with respect to the Notes, any event which is or, after notice or passage of time or both, would be an Event of Default.

"**Event of Default**" has the meaning given such term in Section 6.1.

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

"**Guarantees**" has the meaning given such term in Section 6.7.

"**Guarantor**" has the meaning given such term in the first paragraph of this Agreement.

"**Holder**" has the meaning given such term in the first paragraph of this Agreement.

"**Initial Conversion Rate**" means 1,667 shares of Common Stock per $1,000 principal amount of Notes.

"**Legend**" has the meaning given such term in Section 2.5.

"**Notes**" has the meaning given such term in the first paragraph of this Agreement.

"**Person**" or "**person**" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"**Principal**" or "**principal**" of a debt security, including the Notes, means the stated principal amount of such debt security.

"**Registration Rights Agreement**" means the Registration Rights Agreement, dated as of the date hereof, among the Company and the initial Holders.

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Act**" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

"**Senior Guarantor Indebtedness**" has the meaning given such term in Section 6.8.

"**Stated Maturity Date**" or "**Stated Maturity**" means ___April 15___, 2018.

"**Subscription Agreement**" has the meaning given such term in Section 2.1.

"**Subsidiary**" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

"Trading Day" means, with respect to any security, each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not generally traded on the principal exchange or market in which such security is traded.


ARTICLE 2

THE NOTES


SECTION 2.1 FORM AND DATING.

The Notes shall be issued solely in registered form substantially as set forth in Exhibit A, which exhibit is incorporated in and made part of this Agreement. Each Note shall be dated as of the date hereof, such that such date will not result in the loss of any interest. The Notes are being offered and sold by the Company pursuant to one or more Subscription Agreements dated the date hereof (the "Subscription Agreements") between the Company and the initial Holders, in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

SECTION 2.2 TRANSFER.

Subject to compliance with any applicable additional requirements contained in Section 2.5 of this Agreement, in the Subscription Agreements and applicable law, when a Note is presented to the Company with a request to register a transfer thereof, the Company shall register the transfer as requested; provided, however, that every Note presented or surrendered for registration of transfer shall be duly endorsed or accompanied by an assignment form in the form included as part of the Note, and, if applicable, by a certificate in substantially the form set forth in Exhibit B (a "Certificate of Transfer") and in form satisfactory to the Company duly executed by the Holder thereof or its attorney duly authorized in writing. Any transfer shall be without charge. All Notes issued upon any such transfer shall be valid obligations of the Company, evidencing the same debt and entitled to the same benefits under this Agreement, as the Notes surrendered upon such transfer.

SECTION 2.3 REPLACEMENT NOTES.

If any mutilated Note is surrendered to the Company or the Company receives evidence to its satisfaction of the destruction, loss or theft of any Note, and there is delivered to the Company such an indemnity agreement as will be reasonably required by it to save it harmless, then, in the absence of notice to the Company that such Note has been acquired by a bona fide purchaser, the Company shall, at its expense, execute and deliver, in exchange for any such mutilated Note or in lieu of any such destroyed, lost or stolen Note, a new Note of like tenor and principal amount.

Every new Note issued pursuant to this Section 2.3 in lieu of any mutilated, destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Agreement equally and proportionately with any and all other Notes duly issued hereunder. All Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes and shall preclude (to the extent lawful) any and all other rights or remedies, notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

SECTION 2.4 NOTES HELD BY THE COMPANY.

In determining whether the Holders of the required principal amount of Notes have concurred in any notice, direction, waiver or consent, Notes owned by the Company or any other obligor on the Notes shall be disregarded.

SECTION 2.5 LEGEND; TRANSFER AND EXCHANGE REQUIREMENTS.

(a)   If Notes are issued upon the transfer, exchange or replacement of Notes subject to restrictions on transfer and bearing the legends set forth on the form of Note (collectively, the "Legend"), or if a request is made to remove the Legend on a Note, the Notes so issued shall bear the Legend, or the Legend shall not be removed, as the case may be, unless there is delivered to the Company such satisfactory evidence, which shall include an opinion of counsel if requested by the Company, as may be reasonably required by the Company, that neither the Legend nor the restrictions on transfer set forth therein are required to ensure that transfers thereof comply with the registration provisions of the Securities Act or that such Notes are not "restricted" within the meaning of Rule 144 under the Securities Act.

(b)   Subject to the succeeding paragraph, every Note shall be subject to the restrictions on transfer provided in the Legend. Whenever a Note is presented or surrendered for registration of transfer, such Note must be accompanied by a certificate in substantially the form set forth in Exhibit B (a "Certificate of Transfer"), dated the date of such surrender and signed by the Holder of such Note, as to compliance with such restrictions on transfer.

(c)   The restrictions imposed by the Legend upon the transferability of any Note shall cease and terminate when such Note has been transferred in compliance with Rule 144 (or any successor provision) or, if earlier, upon the expiration of the one-year holding period applicable to sales thereof under Rule 144 under the Securities Act (or any successor provision). Any Note as to which such restrictions on transfer shall have expired in accordance with their terms or shall have terminated may, upon a surrender of such Note for exchange to the Company in accordance with the provisions of this Section 2.5 accompanied, in the event that such restrictions on transfer have terminated by reason of a transfer in compliance with Rule 144 (or any successor provision), by, if requested, an opinion of counsel reasonably acceptable to the Company, addressed to the Company and in form acceptable to the Company, to the effect that the transfer of such Note has been made in compliance with Rule 144 (or such successor provision) and may be exchanged for a new Note of like tenor and aggregate principal amount which shall not bear the restrictive Legend.

(d)   As used in this Section 2.5, the term "transfer" encompasses any sale, pledge, transfer, hypothecation or other disposition of any Note.

SECTION 2.6 REDEMPTION OR PREPAYMENT.

The notes may not be redeemed or prepaid in whole or in part at any time prior to the Stated Maturity Date.


ARTICLE 3

CONVERSION


SECTION 3.1 CONVERSION PRIVILEGE.

Subject to the further provisions of this Article 3, a Holder of a Note may convert the principal amount of such Note (or any portion thereof equal to $1,000 or any integral multiple of $1,000 in excess thereof) into Common Stock at any time prior to the close of business on the last Business Day prior to the Stated Maturity Date, at the Applicable Conversion Rate in effect on the Conversion Date. The Initial Conversion Rate is subject to adjustment as provided in this Article 3.

Provisions of this Agreement that apply to conversion of all of a Note also apply to conversion of a portion of a Note.

A Holder of Notes is not entitled to any rights of a holder of Common Stock until such Holder has converted its Notes to Common Stock, and only to the extent such Notes are deemed to have been converted into Common Stock pursuant to this Article 3.

SECTION 3.2 CONVERSION PROCEDURE.

To convert a Note, a Holder must (a) complete and manually sign the conversion notice on the back of the Note and deliver such notice to the Company, (b) surrender the Note to the Company, (c) furnish appropriate endorsements and transfer documents if required by the Company, and (d) pay any transfer or similar tax, if required. The date on which the Holder satisfies all of those requirements is the "Conversion Date." As soon as practicable after the Conversion Date applicable to a Note, the Company shall deliver to the Holder of such Note (i) a certificate for the number of whole shares of Common Stock issuable upon the conversion of such Note, (ii) cash in lieu of any fractional shares to be issued upon the conversion of such Note pursuant to Section 3.3, (iii) interest accrued, but unpaid, on such Note to the Conversion Date and (iv) an amount equal to the total cash dividends paid from the date of original issuance of the Note to the Conversion Date on the number of shares of Common Stock being converted.

The person in whose name the Common Stock certificate is registered shall be deemed to be a stockholder of record at the close of business on the Conversion Date; provided, however, that no surrender of a Note on any date when the stock transfer books of the Company shall be closed shall be effective to constitute the person or persons entitled to receive the shares of Common Stock upon such conversion as the record holder or holders of such shares of Common Stock on such date, but such surrender shall be effective to constitute the person or persons entitled to receive such shares of Common Stock as the record holder or holders thereof for all purposes at the close of business on the next succeeding day on which such stock transfer books are open; provided, further, that such conversion shall be at the Applicable Conversion Rate in effect on the Conversion Date as if the stock transfer books of the Company had not been closed. Upon conversion of a Note, such person shall no longer be a Holder of such Note. No payment or adjustment will be made for dividends or distributions on shares of Common Stock issued upon conversion of a Note except as set forth in the succeeding paragraph.

If a Holder converts more than one Note at the same time, the number of shares of Common Stock issuable upon the conversion shall be based on the aggregate principal amount of Notes converted.

Upon surrender of a Note that is converted in part, the Company shall execute and deliver to the Holder a new Note equal in principal amount to the unconverted portion of the Note surrendered. Any such Note shall be dated so that there shall be no loss of interest on such Note.

SECTION 3.3 FRACTIONAL SHARES.

The Company will not issue fractional shares of Common Stock upon conversion of Notes. In lieu thereof, the Company will pay an amount in cash for the current market value of the fractional shares. The current market value of a fractional share shall be determined, (calculated to the nearest 1/1000th of a share) by multiplying the Closing Price of the Common Stock on the Trading Day immediately prior to the Conversion Date by such fractional share and rounding the product to the nearest whole cent.

SECTION 3.4 TAXES ON CONVERSION.

If a Holder converts a Note, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock upon such conversion. However, the Holder shall pay any such tax which is due because the Holder requests the shares to be issued in a name other than the Holder's name. The Company may refuse to deliver the certificate representing the Common Stock being issued in a name other than the Holder's name until the Company receives a sum sufficient to pay any tax which will be due because the shares are to be issued in a name other than the Holder's name. Nothing herein shall preclude any tax withholding required by law or regulation.

SECTION 3.5 COMPANY TO PROVIDE STOCK.

The Company shall, prior to issuance of any Notes hereunder, and from time to time as may be necessary, reserve, out of its authorized but unissued Common Stock, a sufficient number of shares of Common Stock to permit the conversion of all outstanding Notes into shares of Common Stock.

All shares of Common Stock delivered upon conversion of the Notes shall be (a) newly issued shares, (b) duly authorized, validly issued, fully paid and nonassessable, and (c) free from preemptive rights and free of any lien or adverse claim.

The Company will endeavor promptly to comply with all federal and state securities laws regulating the offer and delivery of shares of Common Stock upon conversion of Notes, if any, and, if so required, will list or cause to have quoted such shares of Common Stock on each national securities exchange or other over-the-counter market or such other trading market on which the Common Stock is then listed or quoted; provided, however, that if rules of such exchange or other trading market permit the Company to defer the listing of such Common Stock until the first conversion of the Notes into Common Stock in accordance with the provisions of this Agreement, the Company covenants to list such Common Stock issuable upon conversion of the Notes in accordance with the requirements of such automated quotation system or exchange at such time. Any Common Stock issued upon conversion of a Note hereunder that at the time of conversion was subject to restrictions on transfer will continue to be subject to the restrictions on transfer applicable to the Note.

SECTION 3.6 ANTI-DILUTION ADJUSTMENTS.

The Applicable Conversion Rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(a)   the Company pays a dividend or makes a distribution on the Common Stock, payable exclusively in shares of Common Stock, in which event, the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that dividend will be increased by multiplying: (x) the Applicable Conversion Rate; by (y) a fraction, (1) the numerator of which is the sum of the number of shares of Common Stock outstanding before the close of business on such record date and the total number of shares constituting such dividend or other distribution, and (2) the denominator of which shall be the number of shares of Common Stock outstanding before the close of business on such record date;

(b)   the Company:

(1)   subdivides or splits the outstanding shares of Common Stock into a greater number of shares, in which event the Applicable Conversion Rate shall be proportionally increased immediately after the effective date of such subdivision or split;

(2)   combines or reclassifies the outstanding shares of Common Stock into a smaller number of shares, in which event the Applicable Conversion Rate shall be proportionally reduced immediately after the effective date of such combination or reclassification; or

(3)   issues by reclassification of the shares of Common Stock any shares of the Capital Stock of the Company.

(c)   the Company distributes to all or substantially all holders of Common Stock evidences of indebtedness, securities or assets or certain rights to purchase its securities (provided, however, that if these rights are only exercisable upon the occurrence of specified triggering events, then the Applicable Conversion Rate will not be adjusted until the triggering events occur and provided, further, with respect to rights to purchase the Company's securities, no adjustment shall be required if the Company makes such rights directly available to the Holders on an as-converted-to-Common Stock basis), but excluding:

(1)   dividends or distributions described in paragraph (a) above; and

(2)   dividends or distributions paid exclusively in cash out of retained earnings

(the "distributed assets"), in which event (other than in the case of a spin-off as described below), the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by multiplying:

(x)   the Applicable Conversion Rate; by

(y)   a fraction, (1) the numerator of which is the current per-share market price of the Common Stock and (2) the denominator of which is the current per share market price of the Common Stock minus the fair market value, as determined by the Board of Directors, whose determination in good faith will be conclusive, of the portion of those distributed assets applicable to one share of Common Stock.

For purposes of this paragraph (c) (unless otherwise stated), the "current market price" of the Common Stock means the volume weighted average of the Closing Prices of the Common Stock for the 30 consecutive Trading Days ending on the Trading Day prior to the earlier of the record date or the ex-dividend Trading Day for such distribution, and the new Applicable Conversion Rate shall take effect immediately after the record date fixed for determination of the stockholders entitled to receive such distribution.

Notwithstanding the foregoing, in cases where (x) the fair market value per share of Common Stock of the distributed assets equals or exceeds the current market price of the Common Stock, or (y) the current market price of the Common Stock exceeds the fair market value per share of Common Stock of the distributed assets by less than $0.10, in lieu of the foregoing adjustment, the Holder will have the right to receive upon conversion, in addition to shares of Common Stock, the distributed assets the Holder would have received if the Holder had converted the Notes immediately prior to the record date.

(d)   In respect of a dividend or other distribution of shares of Capital Stock of any class or series, or similar equity interests, of or relating to a Subsidiary of the Company or other business unit, referred to herein as a "spin-off," the Applicable Conversion Rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased in an equitable manner by the Board of Directors of the Company.

In addition to the adjustments set forth above, the Company shall be entitled to increase the Applicable Conversion Rate at the discretion of the Board of Directors to avoid or diminish any income tax to holders of Common Stock or rights to purchase Common Stock resulting from any dividend or distribution of Capital Stock (or rights to acquire Capital Stock) or from any event treated as such for income tax purposes. The Company may also, from time to time, to the extent permitted by applicable law, increase the Applicable Conversion Rate by any amount for any period of at least 20 days if the Board of Directors has determined that such increase would be in the Company's best interests. If the Board of Directors makes such a determination, it will be conclusive. The Company will give Holders at least 15 days' notice of such an increase in the Applicable Conversion Rate.

No adjustment to the Applicable Conversion Rate or a Holder's ability to convert its Notes will be made if the Holder otherwise participated in the distribution without conversion.

If a Holder will receive shares of Common Stock upon conversion of Notes, then the Holder will also receive any associated rights under any stockholder rights plan the Company may adopt, whether or not the rights have separated from the Common Stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged.

As soon as reasonably practicable after an adjustment of the Applicable Conversion Rate, the Company will give notice to the Holders detailing the new Applicable Conversion Rate and other relevant information.

ARTICLE 4
COVENANTS

SECTION 4.1 PAYMENTS.

The Company shall promptly make all payments, to the fullest extent permitted by law, in respect of the Notes, in cash (except as set forth below), on the dates and in the manner provided in the Notes and this Agreement.

Payment of the principal of and any interest on the Notes shall be paid by wire transfer in immediately available funds at the election of a Holder, if such Holder has provided wire transfer instructions to the Company at least 10 Business Days prior to the payment date, or, if no such instructions are received, by check mailed to such Holder on the payment date to the address of record of such Holder.

The Company shall, (in immediately available funds) to the fullest extent permitted by law, pay interest on overdue principal and overdue installments of interest.

SECTION 4.2 PRIORITY.

The Notes are general unsecured debt obligations of the Company and are senior in right of payment to any indebtedness expressly made subordinate to the Notes by the terms thereof.

SECTION 4.3 MAINTENANCE OF CORPORATE EXISTENCE.

The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, subject to its right to consolidate with or merge into any other Person (in a transaction in which the Company is not the surviving corporation) or convey, transfer or lease its properties and assets substantially as an entirety to any Person in accordance with Article 5.

ARTICLE 5
CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

SECTION 5.1 COMPANY MAY CONSOLIDATE, ETC., ONLY ON CERTAIN TERMS.

The Company shall not consolidate with or merge into any other Person (in a transaction in which the Company is not the surviving corporation) or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

 (1) in case the Company shall consolidate with or merge into another Person (in a transaction in which the Company is not the surviving corporation) or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall expressly assume, by an agreement supplemental hereto, executed and delivered to the Company and each Holder, in customary form, the due and punctual payment of the principal of, and interest on, all the Notes and the performance or observance of every covenant of this Agreement on the part of the Company to be performed or observed and the conversion rights shall be provided for in accordance with this Agreement by supplemental agreement in customary form, executed and delivered to each Holder, by the Person (if other than the Company) formed by such consolidation or into which the Company shall have been merged or by the Person which shall have acquired the Company's assets; and

 (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.

In the case of a reclassification, consolidation, merger, sale or transfer of assets or other transactions pursuant to which all or substantially all of the Common Stock would be converted into other securities, cash or property, the right to convert Notes into Common Stock will be changed into a right to convert Notes into the kind and amount of other securities, cash or property that the Holder would have received had the Holder converted such Notes immediately prior to the transaction.

SECTION 5.2 SUCCESSOR SUBSTITUTED.

Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with this Agreement, there shall be an adjustment to the Applicable Conversion Rate and the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Agreement and the Notes.

ARTICLE 6
DEFAULT AND REMEDIES

SECTION 6.1 EVENTS OF DEFAULT.

An "Event of Default" shall occur if:

(1)   the Company defaults in the payment of any interest on any Note when the same becomes due and payable and the default continues for a period of 10 days;

(2)   the Company defaults in the payment of any principal of any Note when the same becomes due and payable;

(3)   the Company fails to comply with any of its other agreements contained in the Notes or this Agreement and the default continues for the period and after the notice specified below;

(4)   the Company, pursuant to or within the meaning of any Bankruptcy Law:

    (A)   commences a voluntary case or proceeding;

    (B)   consents to the entry of an order for relief against it in an involuntary case or proceeding;

    (C)   consents to the appointment of a Custodian of it or for all or substantially all of its property; or

    (D)   makes a general assignment for the benefit of its creditors; or

(5)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

    (A)   is for relief against the Company in an involuntary case or proceeding;

    (B)   appoints a Custodian of the Company or for all or substantially all of the property of the Company; or

    (C)   orders the liquidation of the Company; and in each case the order or decree remains unstayed and in effect for 60 consecutive days.

A default under clause (3) above is not an Event of Default until Holders of at least 25% in aggregate principal amount of the Notes then outstanding notify the Company, in writing of the default, and the Company does not cure the default within 60 days after receipt of such notice. The notice given pursuant to this Section 6.1 must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." When any default under this Section 6.1 is cured, it ceases.

SECTION 6.2 ACCELERATION.

If an Event of Default (other than an Event of Default specified in clause (4) or (5) of Section 6.1) occurs and is continuing, the Holders of at least 25% in aggregate principal amount of the Notes then outstanding may, by notice to the Company, declare all unpaid principal to the date of acceleration on the Notes then outstanding (if not then due and payable) to be due and payable upon any such declaration, and the same shall become and be immediately due and payable. If an Event of Default specified in clause (4) or (5) of Section 6.1 occurs, all unpaid principal of the Notes then outstanding shall *ipso facto* become and be immediately due and payable without any declaration or other act on the part of any Holder. The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Company may rescind an acceleration and its consequences if (a) all existing Events of Default, other than the nonpayment of the principal of the Notes that has become due solely by such declaration of acceleration, have been cured or waived; (b) to the extent the payment of such interest is lawful, interest (calculated at the rate per annum borne by the Notes) on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and (c) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. No such rescission shall affect any subsequent default or impair any right consequent thereto.

SECTION 6.3 OTHER REMEDIES.

If an Event of Default occurs and is continuing, each Holder may, but shall not be obligated to, pursue any available remedy by proceeding at law or in equity to collect the payment of the principal of or interest on the Notes or to enforce the performance of any provision of the Notes or this Agreement. All available remedies are cumulative to the extent permitted by law.

SECTION 6.4 WAIVER OF DEFAULTS AND EVENTS OF DEFAULT.

Subject to Sections 6.6 and 7.2, the Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Company may waive an existing default or Event of Default and its consequence, except a default or Event of Default in the payment of the principal of or interest on any Note, a failure by the Company to convert any Notes into Common Stock in accordance with the provisions of the Notes and this Agreement or any default or Event of Default in respect of any provision of this Agreement or the Notes which, under Section 7.2, cannot be modified or amended without the consent of the Holder of each Note affected. When a default or Event of Default is waived, it is cured and ceases.

SECTION 6.5 CONTROL BY MAJORITY.

The Holders of a majority in aggregate principal amount of the Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy with respect to this Agreement.

SECTION 6.6 RIGHTS OF HOLDERS TO RECEIVE PAYMENT AND TO CONVERT.

Notwithstanding any other provision of this Agreement, the right of any Holder of a Note to receive payment of the principal of, and interest on, the Note, on or after the respective due dates expressed in the Note and this Agreement, to convert such Note in accordance with Article 3 and to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, is absolute and unconditional, subject to applicable law, and shall not be impaired or affected without the consent of the Holder.

SECTION 6.7 GUARANTEES.

The Guarantor hereby unconditionally guarantees (the "Guarantees") to each Holder of a Note the due and punctual payment of the principal of, and interest on, the Note when and as the same shall become due and payable, whether at the Stated Maturity, by declaration of acceleration or otherwise, in accordance with the terms of the Notes and this Agreement. In case of the failure of the Company punctually to make any such payment, the Guarantor hereby agrees to cause such payment to be made punctually when and as the same shall become due and payable, whether at the Stated Maturity or by declaration of acceleration or otherwise, as if such payment were made by the Company. The Guarantor hereby waives the benefits of diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to the Notes or the indebtedness evidenced thereby and all demands whatsoever, and covenants that the Guarantees will not be discharged in respect of such Note except by complete performance of the obligations contained in such Guarantee. The Guarantor shall be subrogated to all rights of the Holders of the Notes against the Company in respect of any amounts paid by the Guarantor on account of such Notes pursuant to the provisions of the Guarantees or this Agreement.

The Guarantees to be endorsed on the Notes shall be in substantially the form contained in the form of Note attached hereto. The Guarantor hereby agrees to execute the Guarantees in such form.

SECTION 6.8 SUBORDINATION OF GUARANTEES.

The Guarantor covenants and agrees, and each Holder of a Note and the related Guarantee, by its acceptance thereof, likewise covenants and agrees, that, notwithstanding anything to the contrary contained herein or in the Guarantees, to the extent and in the manner hereinafter set forth in this Section 6.8, the Guarantees in respect of the Notes are hereby expressly made subordinate and subject in right of payment to the prior payment in full of all Senior Guarantor Indebtedness. "Senior Guarantor Indebtedness" means the principal of, premium, if any, and interest on and all other amounts due on or with respect to the following, whether outstanding at the date hereof or hereafter created or incurred:

(i)   indebtedness of the Guarantor for money borrowed by the Guarantor (excluding the Guarantees being issued, which will rank *pari passu* with the obligations represented by all other Guarantees issued pursuant to this Agreement in right of payment, but including, without limitation purchase money obligations and money borrowed from any Affiliate of the Guarantor) whether or not evidenced by debentures, bonds, notes or other corporate debt securities or similar instruments issued by the Guarantor;

(ii)   obligations to reimburse any bank or other person in respect of amounts paid under letters of credit;

(iii)   leases for real property, equipment or other assets, which leases are capitalized in the Guarantor's consolidated financial statements in accordance with generally accepted accounting principles;

(iv)   commitment, standby and other fees due and payable to financial institutions with respect to credit facilities available to the Guarantor;

(v)   obligations of the Guarantor under interest rate and currency swaps, floors, caps or other similar arrangements intended to fix or hedge interest rate obligations or currency exposure;

(vi)   obligations secured by any mortgage, pledge, lien or other encumbrance on property which is owned or held by the Guarantor subject to such mortgage, pledge, lien or other encumbrance, whether or not the obligations secured thereby shall have been assumed by the Guarantor;

(vii)   obligations of the Guarantor constituting guarantees of indebtedness of or joint obligations with another or others which would be included in the preceding clauses (i), (ii), (iii), (iv), (v) or (vi); or

(viii)   modifications, renewals, extensions or refundings of any of the indebtedness, leases, fees or obligations referred to in the preceding clauses (i), (ii), (iii), (iv), (v), (vi) and (vii), or debentures, notes or other evidences of indebtedness issued in exchange therefor;

provided that Senior Guarantor Indebtedness shall not include any particular indebtedness, lease, fee, obligation, modification, renewal, extension, refunding or exchanged security if, under the express provisions of the instrument creating or evidencing the same, or pursuant to which the same is outstanding, such indebtedness, lease, fee or obligation or such modification, renewal, extension, refunding or exchanged security is stated to be not superior in right of payment to the Guarantees.

In the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Guarantor or its creditors, as such, or to its assets, or (b) any liquidation, dissolution or other winding up of the Guarantor, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any assignment for the benefit or creditors or any other marshaling of assets and liabilities of the Guarantor, then and in any such event the holders of Senior Guarantor Indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Guarantor Indebtedness, or provision shall be made for such payment in money or money's worth, before the Holders of the Guarantees are entitled to receive any payment under the Guarantees and to that end the holders of Senior Guarantor Indebtedness shall be entitled to receive, for application to the payment thereof, any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in respect of the Guarantees in any such case, proceeding, dissolution, liquidation or other winding up or event. Any payment to the Holder of a Note that contravenes the foregoing provisions shall be paid over or delivered forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other person making payment or distribution of assets of the Guarantor for application to the payment of all Senior Guarantor Indebtedness remaining unpaid, to the extent necessary to pay all Senior Guarantor Indebtedness in full, after giving effect to any concurrent payment or distribution to or for the holder of Senior Guarantor Indebtedness.

Upon the maturity of any Senior Guarantor Indebtedness by lapse of time, acceleration or otherwise, all principal thereof and interest due thereon, including interest thereon accruing after the commencement of any proceeding of the type referred to in the preceding provisions of this Section 6.8 and all other amounts due on or with respect thereto, shall first be paid in full, or such payment duly provided for in cash, before any payment, directly or indirectly, is made by the Guarantor, directly or indirectly, in respect of the Guarantees on account of the principal of or interest on the Notes. Upon the happening of an event of default with respect to any Senior Guarantor Indebtedness, as defined therein or in the instrument under which it is outstanding permitting the holders to accelerate the maturity thereof, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, no payment shall be made by the Guarantor, directly or indirectly, in respect of the Guarantees on account of the principal of or interest on the Notes.

In the event that, notwithstanding the foregoing, the Guarantor shall make any payment to a Holder with respect to the Guarantee of any Note prohibited by the foregoing provisions of this Section 6.8, and if such fact shall, at or prior to the time of such payment, have been made known to the Holder of the Note to which such Guarantee relates, then and in such event such payment shall be paid over and delivered forthwith to the Guarantor.

Nothing contained in this Section 6.8 or elsewhere in this Agreement or in any of the Notes or the Guarantees shall prevent the Guarantor, at any time except during the pendency of any case, proceeding, dissolution, liquidation or other winding up, assignment for the benefit of creditors from making payments at any time on the Guarantees on account of principal of, or interest on, the Notes.

Subject to the payment in full of all Senior Guarantor Indebtedness, the Holders of the Notes which are entitled to the benefits of the Guarantee shall be subrogated to the extent of the payments or distributions made to the holders of such Senior Guarantor Indebtedness pursuant to the provisions of this Section 6.8 and to the rights of the holders of such Senior Guarantor Indebtedness to receive payments and distributions of cash, property and securities applicable to the Senior Guarantor Indebtedness until the principal of, and interest on, the Notes shall be paid in full. For purposes of such subrogation, no payments or distributions to the holders of the Senior Guarantor Indebtedness of any cash, property or securities to which the Holders of any Note entitled to the benefits of a

Guarantee would be entitled except for the provisions of this Section 6.8, and no payments pursuant to the provisions of this Section 6.8 to the holders of Senior Guarantor Indebtedness by Holders of any Note entitled to the benefits of a Guarantee shall, as among the Guarantor, its creditors other than holders of Senior Guarantor Indebtedness and the Holders of any Note entitled to the benefits of a Guarantee, be deemed to be a payment or distribution by the Guarantor to or on account of the Senior Guarantor Indebtedness.

The provisions of this Section 6.8 are and are intended solely for the purpose of defining the relative rights of the Holders of any Note entitled to the benefits of a Guarantee on the one hand and the holders of Senior Guarantor Indebtedness on the other hand. Nothing contained in this Section 6.8 or elsewhere in this Agreement or in the Guarantees or the Notes is intended to or shall (a) impair, as among the Guarantor, its creditors other than holders of Senior Guarantor Indebtedness and the Holders of any Note entitled to the benefits of a Guarantee, the obligation of the Guarantor, which is absolute and unconditional (and which, subject to the rights under this Section 6.8 of the holders of Senior Guarantor Indebtedness, is intended to rank equally with all other general obligations of the Guarantor), to pay to the Holders of any Note entitled to the benefits of a Guarantee on account of the principal of, and interest on, the Notes as and when the same shall become due and payable in accordance with their terms; or (b) affect the relative rights against the Guarantor of the Holders of any Note entitled to the benefits of a Guarantee and creditors of the Guarantor other than the holders of Senior Guarantor Indebtedness; or (c) prevent any Holder of any Note entitled to the benefits of a Guarantee from exercising all remedies provided herein or otherwise permitted by applicable law upon default under this Agreement, subject to the rights, if any, under this Section 6.8 of the holders of Senior Guarantor Indebtedness to receive cash, property and securities otherwise payable or deliverable to such Holder.

Holders of Senior Guarantor Indebtedness may, at any time and from time to time, without the consent of or notice to the Holders of any Note entitled to the benefits of a Guarantee, without incurring responsibility to the Holders of any Note entitled to the benefits of a Guarantee and without impairing or releasing the subordination provided in this Section 6.8 or the obligations hereunder of the Holders of any Note entitled to the benefits of a Guarantee to the holders of Senior Guarantor Indebtedness, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Senior Guarantor Indebtedness, or otherwise amend or supplement in any manner Senior Guarantor Indebtedness or any instrument evidencing the same or any agreement under which Senior Guarantor indebtedness is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Guarantor Indebtedness; (iii) release any person liable in any manner for the collection of Senior Guarantor Indebtedness; and (iv) exercise or refrain from exercising any rights against the Guarantor and any other Person.

ARTICLE 7
AMENDMENTS, SUPPLEMENTS AND WAIVERS

SECTION 7.1 WITHOUT CONSENT OF HOLDERS.

The Company may amend or supplement this Agreement or the Notes without notice to or consent of any Holder:

(a) to comply with Section 5.1;

(b) to cure any ambiguity, defect or inconsistency;

(c) to make any other change that does not adversely affect the rights of any Holder;

(d) to add to the covenants of the Company for the equal and ratable benefit of the Holders or to surrender any right, power or option conferred upon the Company; or

(e) to secure the Company's obligations with respect to the Notes.

SECTION 7.2 WITH CONSENT OF HOLDERS.

The Company may amend or supplement this Agreement or the Notes with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding. The Holders of at least a majority in aggregate principal amount of the Notes then outstanding may waive compliance in a particular instance by the Company with any provision of this Agreement or the Notes without notice to any Holder. However, notwithstanding the foregoing but subject to Section 7.3, without the written consent of each Holder affected, an amendment, supplement or waiver, including a waiver pursuant to Section 6.4, may not:

(a)   change the Stated Maturity of the principal of, or interest on, any Note;

(b)   reduce the principal amount of, or interest on, any Note;

(c)   reduce the amount of principal payable upon acceleration of the maturity of any Note;

(d)   change the place or currency of payment of principal of, or interest on, any Note;

(e)   impair the right to institute suit for the enforcement of any payment on, or with respect to, any Note;

(f)   adversely affect the right of Holders to convert Notes other than as provided in or under Article 3 of this Agreement;

(g)   reduce the percentage of the aggregate principal amount of the outstanding Notes whose Holders must consent to a modification or amendment;

(h)   reduce the percentage of the aggregate principal amount of the outstanding Notes necessary for the waiver of compliance with certain provisions of this Agreement or the waiver of certain defaults under this Agreement; or

(i)   modify any of the provisions of this Section 7.2 or Section 6.4, except to increase any such percentage or to provide that certain provisions of this Agreement cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby.

It shall not be necessary for the consent of the Holders under this Section 7.2 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 7.2 becomes effective, the Company shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

To the extent that the Company holds any Notes, such Notes shall be disregarded for purposes of voting in connection with any notice, waiver, consent or direction requiring the vote or concurrence of Holders.

SECTION 7.3 REVOCATION AND EFFECT OF CONSENTS.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note, even if notation of the consent is not made on any Note. However, any such Holder or subsequent Holder may revoke the consent as to its Note or portion of a Note if the Company receives the notice of revocation before the date the amendment, supplement or waiver becomes effective.

After an amendment, supplement or waiver becomes effective, it shall bind every Holder, unless it makes a change described in any of clauses (a) through (i) of Section 7.2. In that case the amendment, supplement or waiver shall bind each Holder of a Note who has consented to it and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Note.

SECTION 7.4 NOTICES.

Any demand, authorization notice, request, consent or communication shall be given in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next Business Day, (iii) five days after having been sent by registered or certified mail (or regular mail if registered or certified mail is unavailable in the country of the recipient), (iv) if sent within the U.S., one Business Day after deposit with a recognized overnight courier, specifying next Business Day delivery, with written verification of receipt or (v) if sent from the U.S. to an address outside the U.S. or if sent from outside the U.S. to an address within the U.S., five Business Days after deposit with an internationally recognized courier service if, specifying that delivery be made within five Business Days with written verification of receipt. All notices and other communications shall be sent if sent to a Holder, to the address, fax number or email address of such Holder set forth on the signature page to this Agreement, as it may subsequently change on the Company's books by notice from the Holder; and

If to the Company, to: EuroSite Power Inc.
                         45 First Street
                         Waltham, MA 02451
                         Attention: Chief Financial Officer
                         Fax No.: (781) 622-1027
                         Phone No.: (781) 622-1117

With a copy to: Sullivan & Worcester LLP
                         One Post Office Square
                         Boston, MA 02109
                         Attention: Edwin L. Miller, Jr.
                         Fax No.: (617) 338-2880
                         Phone No.: (617) 338-2800

Such notices or communications shall be effective when received. If a notice or communication to a Holder is sent in the manner provided above, it is duly given, whether or not the addressee receives it.

The Company by notice to the Holders may designate additional or different addresses for subsequent notices or communications.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

SECTION 7.5 LEGAL HOLIDAYS.

A "Legal Holiday" is a Saturday, Sunday or a day on which state or federally chartered banking institutions in Boston, Massachusetts are not required to be open. If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a record date is a Legal Holiday, the record date shall not be affected.

SECTION 7.6 GOVERNING LAW AND CONSENT TO JURISDICTION.

This Agreement and the Notes shall be governed by, and construed in accordance with, the laws of the State of New York and, to the extent it involves any United States statute or regulations, in accordance therewith. The parties hereby consent and submit to the exclusive jurisdiction of the state and federal courts in New York City with respect to all disputes arising in connection with this Agreement.

SECTION 7.7 SUCCESSORS AND ASSIGNS.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

SECTION 7.8 MULTIPLE COUNTERPARTS.

The parties may sign multiple counterparts of this Agreement. Each signed counterpart shall be deemed an original, but all of them together represent the same agreement.

SECTION 7.9 SEPARABILITY.

In case any provisions in this Agreement or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[Signature page immediately follows.]

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the date and year first above written.

EUROSITE POWER INC.

By: _____

Name: Barry J. Sanders
Title: Chief Executive Officer

AMERICAN DG ENERGY INC., as Guarantor

By: _____

Name: John Hatsopoulos
Title: Chief Executive Officer

HOLDERS:

Counterpart signature pages attached

EXHIBIT A
to Noteholders Agreement

THIS NOTE AND ANY COMMON STOCK ISSUABLE UPON THE CONVERSION OF THIS NOTE OR AS PAYMENT OF INTEREST ON THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR ANY APPLICABLE EXEMPTION THEREFROM.

THIS NOTE AND ANY COMMON STOCK ISSUABLE UPON THE CONVERSION OF THIS NOTE OR AS PAYMENT OF INTEREST ON THIS NOTE MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (I) A REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT IS IN EFFECT, (II) THE CORPORATION HAS RECEIVED AN OPINION OF COUNSEL, WHICH OPINION IS SATISFACTORY TO THE CORPORATION, TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR (III) SUCH OFFER OR TRANSFER IS MADE IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

THE HOLDER OF THIS SECURITY IS ENTITLED TO THE BENEFITS OF A NOTEHOLDERS AGREEMENT AND A REGISTRATION RIGHTS AGREEMENT AND, BY ITS ACCEPTANCE HEREOF, AGREES TO BE BOUND BY AND TO COMPLY WITH THE PROVISIONS OF SUCH AGREEMENTS.

EUROSITE POWER INC.

4% SENIOR CONVERTIBLE NOTE DUE 2018

EuroSite Power Inc., a Delaware corporation (the "Company", which term shall include any successor corporation under the Noteholders Agreement referred to below), promises to pay In Holdings Corp., or registered assigns, the principal sum of Three Hundred Thousand Dollars ($ 300,000.00) on APRIL 15, 2018. The Company promises to pay interest on the principal amount of this Note at the rate of 4.00% per annum. The first interest payment date on this Note is December 14, 2014, and thereafter, the Company shall pay interest semi-annually in arrears on June 14 and December 14 of each calendar year and at maturity, whether by acceleration or otherwise. Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from 4/15 2014. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

This Note is one of a duly authorized issue of Notes of the Company designated as its 4% Senior Convertible Notes due 2018 (the "Notes"), issued under a Noteholders Agreement, dated as of 4/15 2014 (together with any exhibits and schedules thereto and as such may be amended from time to time, the "Noteholders Agreement"), between the Company and the initial Holders. The Holder of this Note is entitled to the benefits thereof and is subject to the provisions thereof.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed.

EUROSITE POWER INC.

By: [signature]
Name: Barry J. Sanders
Title: Chief Executive Officer

Dated: 4/15, 2014

{B1711012; 2}CONFIDENTIAL

GUARANTEE

For value received, American DG Energy Inc., a corporation organized under the laws of the State of Delaware (herein called the "Guarantor," which term includes any successor corporation under the Noteholders Agreement referred to in the Note upon which this Guarantee is endorsed), hereby unconditionally guarantees to the Holder of the Note upon which this Guarantee is endorsed the due and punctual payment of the principal of, and interest on, such Note, any other amount due and payable pursuant to the terms of the Noteholders Agreement when and as the same shall become due and payable, whether at the Stated Maturity, by declaration of acceleration, repayment at the option of the Holder or otherwise, according to the terms thereof and of the Noteholders Agreement. In case of the failure of the Company punctually to make any such payment of principal or interest, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the Stated Maturity or by declaration of acceleration, or otherwise, and as if such payment were made by the Company.

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Noteholders Agreement.

The Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional (except as to the specific subordination provisions contained in Section 6.8 of the Noteholders Agreement), irrespective of, and shall be unaffected by, any invalidity, subordination, irregularity or unenforceability of such Note or such Noteholders Agreement, any failure to enforce the provisions of such Note or such Noteholders Agreement, or any waiver, modification or indulgence granted to the Company with respect thereto, by the Holder of such Note or the Trustee or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor. The Guarantor hereby waives the benefits of diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to such Note or the indebtedness evidenced thereby and all demands whatsoever, and covenants that this Guarantee will not be discharged except by strict and complete performance of the obligations contained in such Note and this Guarantee. The Guarantor hereby agrees that, in the event of a default in payment of principal of, and interest on, such Note, the Holders of the Notes, on the terms and conditions set forth in the Noteholders Agreement, may proceed directly against the Guarantor to enforce this Guarantee without first proceeding against the Company.

The Guarantor shall be subrogated to all rights of the Holder of such Note against the Company in respect of any amounts paid to such Holder by the Guarantor on account of such Note pursuant to the provisions of this Guarantee or the Noteholders Agreement; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of, and interest on, on all Notes issued under such Noteholders Agreement shall have been paid in full.

Claims under this Guarantee are, to the extent provided in the Noteholders Agreement, subject in right of payment to the prior payment in full of all Senior Guarantor Indebtedness, and this Guarantee is issued subject to the provisions of the Noteholders Agreement with respect thereto. Each Holder of a Note upon which this Guarantee is endorsed, by accepting the same, agrees to and shall be bound by such provisions.

No reference herein to such Noteholders Agreement and no provision of this Guarantee or of such Noteholders Agreement shall alter or impair the guarantee of the Guarantor, which is absolute and unconditional (except as to the specific subordination provisions contained in Section 6.8 of the Noteholders Agreement), of the due and punctual payment of principal and interest on the Note upon which this Guarantee is endorsed.

All terms used in this Guarantee which are defined in such Noteholders Agreement shall have the meanings assigned to them in such Noteholders Agreement.

This Guarantee shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the Guarantor has caused this Guarantee to be duly executed under its corporate seal and dated the date on the face hereof.

AMERICAN DG ENERGY INC.

By: _____

Name: John Hatsopoulos
Title: Chief Executive Officer

ASSIGNMENT FORM

I or we assign and transfer this Note to:

_____

(Assignee's name, address and zip code)   (Assignee's soc. sec. or tax I.D. no.)

Date: _____

     (Sign exactly as your name appears on the other side of this Note)

*Signature guaranteed by:

By:_____

               * Signature to be guaranteed in a manner satisfactory to the Company.

CONVERSION NOTICE

To convert this Note into Common Stock of the Company, check the box: ☐

To convert only part of this Note, state the principal amount to be converted (must be $1,000 or an integral multiple of $1,000): $ _____.

If you want the stock certificate made out in another person's name, fill in the form below:

I or we assign and transfer this Note to:

_____

(Assignee's name, address and zip code)   (Assignee's soc. sec. or tax I.D. no.)

Date: _____

     (Sign exactly as your name appears on the other side of this Note)

*Signature guaranteed by:

By:_____

               * Signature to be guaranteed in a manner satisfactory to the Company.

EXHIBIT B
to Noteholders Agreement

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR REGISTRATION OF TRANSFER OF TRANSFER RESTRICTED SECURITIES

Re: 4% Senior Convertible Notes due 2018 (the "Notes") of EuroSite Power Inc.

This certificate relates to $__________ principal amount of Notes owned in (check applicable box) by ________________(the "Transferor").

Capitalized terms used herein shall have the meanings ascribed to such term in the Noteholders Agreement dated as of_________ between EuroSite Power Inc. and the initial Holders of the Notes (the "Noteholders Agreement").

The Transferor has requested the Company to exchange or register the transfer of such Notes.

In connection with such request and in respect of each such Note, the Transferor does hereby certify that the Transferor is familiar with transfer restrictions relating to the Notes as provided in the Noteholders Agreement, and the transfer of such Note does not require registration under the Securities Act because (check applicable box):

☐ Such Note is being transferred outside the United States in an offshore transaction in accordance with Rule 904 under the Securities Act.

☐ Such Note is being acquired for the Transferor's own account, without transfer.

☐ Such Note is being transferred pursuant to and in compliance with an exemption from the registration requirements under the Securities Act in accordance with Rule 144 (or any successor thereto) ("Rule 144") under the Securities Act.

☐ Such Note is being transferred pursuant to and in compliance with an exemption from the registration requirements of the Securities Act (other than an exemption referred to above) and as a result of which such Note will, upon such transfer, cease to be a "restricted security" within the meaning of Rule 144 under the Securities Act.

Date: _______________

____
(Insert Name of Transferor)